FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 11, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS reaches settlement with US Authorities regarding OFAC compliance

11 December 2013

The Royal Bank of Scotland Group plc ("Group plc") and The Royal Bank of Scotland plc ("RBS plc") have today reached a settlement with the Board of Governors of the Federal Reserve System ("Fed"), the New York State Department of Financial Services ("DFS"), and the Office of Foreign Assets Control ("OFAC") with respect to RBS plc's historical compliance with US economic sanction regulations outside the United States.

The settlement arises from an investigation initiated by RBS plc in 2010 into its historical US dollar payment practices and controls in the UK.  This review was shared with the relevant US Authorities in 2010 and has been disclosed in regulatory filings since.  The US Department of Justice and the District Attorney of New York have concluded their parallel criminal investigations and are not taking action against RBS plc.

In settlement with the above Authorities, RBS plc has agreed to pay $100 million (£62 million) in total, with $50 million (£31 million) to the Fed, of which $33 million (£20 million) is deemed to satisfy the OFAC penalty, and $50 million (£31 million) to DFS.  This has been fully provisioned.

RBS plc has cooperated fully with the US Authorities and acknowledges and deeply regrets these failings.

RBS plc embarked on an extensive remediation plan to address the shortcomings identified in its investigation.  RBS plc has committed almost £300 million (since 2010) to strengthen the bank’s control environment on sanctions, and since 2009, RBS plc has:

▪
Instituted a new more comprehensive global OFAC compliance policy with clear guidance including a zero-tolerance for breaches of sanctions requirements and the introduction of electronic filtering of payments including an enhanced filtering approach for Her Majesty’s Treasury and OFAC, which goes beyond that mandated by law.

▪	Conducted an extensive review of all customer relationships in the relevant countries and exited a number of customer relationships.

▪	Enhanced its Anti-Money Laundering and Sanctions Compliance function and increased its team by more than 730 employees since June 2011 to a total of 1,700 today.

▪	Strengthened governance at a number of different levels within Group plc to ensure the appropriate coordination and prioritization of sanctions compliance activity across Group plc.

▪	Instituted compulsory annual sanctions compliance training for all 120,300 employees globally

For further information contact:

Investor Relations	Media Relations

Richard O'Connor	RBS Group Media Relations
Head of Investor Relations

+ 44 (0) 207 672 1758	+ 44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	December 11, 2013	By:	/s/ Sally Sutherland
Name: Sally Sutherland
Title: Assistant Secretary